

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2025

Marc H. Hedrick
President and Chief Executive Officer
Plus Therapeutics, Inc.
2710 Reed Rd, Suite 160
Houston, TX 77051

> **Re: Plus Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 14, 2025**
> **File No. 001-34375**

Dear Marc H. Hedrick:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William Intner, Esq.